

September 30, 2010

Mr. Michael McElwrath
Chief Executive Officer
Far East Energy Corporation
363 N. Sam Houston Parkway East, Suite 380
Houston, TX 77060

> **Re:** **Far East Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 0-32455**

Dear Mr. McElwrath:

We have reviewed your filing and have the following comment in addition to the comments in our letter dated September 28, 2010. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   You disclose on page 1 that CNPC is your current Chinese partner company in the Qinnan production sharing contract. We also understand from your disclosure on pages 4 and 15 that you depend on CNPC, as holder of the exploration license for coalbed methane gas, to operate the Qinnan block. We understand also, from the disclosure on page 4 that your contract regarding the Qinnan block covers the greatest acreage among your production sharing contracts in China, accounting for at least 43.31% of your gross acreage in China.

     On its website, CNPC describes its operations in Iran, Sudan, and Syria, and its agreement with Cuba. Each of these countries is designated a state sponsor of terrorism by the State Department, and is subject to U.S. export or asset controls. We are aware from various published reports of organizational and investor efforts to persuade PetroChina, the reporting subsidiary of CNPC in the United States, to end its business contacts, direct or indirect, with Sudan and Iran. We also are aware that certain institutional investors have divested PetroChina's securities because of its ties, direct or indirect, to Sudan and Iran.

Please discuss, with a view toward disclosure in a separate risk factor in this filing, the potential impact upon Far East Energy Corporation of the investor sentiment evidenced by these actions directed toward PetroChina, including any potential adverse impact on your reputation or share value as a result of your relationship with CNPC and your apparent dependence upon CNPC for access to the Qinnan block.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director